Filed Pursuant to Rule 433
Registration No. 333-263304
Dated: January 16, 2024
Pricing Term Sheet
This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated January 16, 2024 to the Prospectus dated April 11, 2022 (the “Preliminary Prospectus Supplement”).

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Senior Notes

Security:	Fixed-to-Floating Rate Notes due 2035

Currency:	USD

Size:	$3,000,000,000

Maturity:	January 23, 2035

Fixed Rate Period:	From and including January 23, 2024 to, but excluding, January 23, 2034

Floating Rate Period:	From and including January 23, 2034 to, but excluding, Maturity

Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period

Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Benchmark Treasury:	4.500% due November 15, 2033

Benchmark Treasury Yield:	4.056%

Spread to Benchmark Treasury:	+128 basis points

Reoffer Yield:	5.336%

Fixed Rate Coupon:	5.336%, payable semiannually in arrears during the Fixed Rate Period.

Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus a spread of 1.620% per annum, payable quarterly in arrears during the Floating Rate Period.

Floating Rate Index:	Benchmark rate (expected to be Compounded SOFR as described under “Description of the Notes—Interest on the notes” in the Preliminary Prospectus Supplement).

Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period

Price to Public:	100% of face amount

Proceeds (Before Expenses) to Issuer:	$2,986,500,000

Interest Payment Dates:
During the Fixed Rate Period, each January 23 and July 23, beginning July 23, 2024 and including January 23, 2034, and during the Floating Rate Period, each of April 23, 2034, July 23, 2034, October 23, 2034 and January 23, 2035.

Business Day:	New York

Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.

Optional Redemption:
We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after July 23, 2024 and prior to January 23, 2034 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to the greater of: (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the redemption date (assuming the notes matured on January 23, 2034) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the “Treasury Rate” plus 20 basis points less (b) interest accrued on those notes to the redemption date; and (ii) 100% of the principal amount of the notes to be redeemed; plus, in either case, accrued and unpaid interest on the notes to be redeemed to, but excluding, the redemption date.

In addition, we may redeem the notes, at our option, in whole, but not in part, on January 23, 2034 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after October 23, 2034 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Preliminary Prospectus Supplement.

CUSIP/ISIN:	46647PEC6 / US46647PEC68

Trade Date:	January 16, 2024

Settlement Date:	January 23, 2024 (T+5)

Denominations:	$2,000 x $1,000

Concurrent Issuance:
In addition to the notes described in this term sheet, JPMorgan Chase & Co. is concurrently offering $500,000,000 of floating rate notes due 2028, $2,500,000,000 of fixed-to-floating rate notes due 2028 and $2,500,000,000 of fixed-to-floating rate notes due 2030. The consummation of each of these offerings is not contingent on any other offering.

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:
Bank of China Limited, London Branch
BBVA Securities Inc.
BMO Capital Markets Corp.
Capital One Securities, Inc.
CIBC World Markets Corp.
Commonwealth Bank of Australia
Danske Markets Inc.
Fifth Third Securities, Inc.
Huntington Securities, Inc.
ING Financial Markets LLC
Intesa Sanpaolo IMI Securities Corp.
KeyBanc Capital Markets Inc.
Lloyds Securities Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Nordea Bank Abp
PNC Capital Markets LLC
RB International Markets (USA) LLC
RBC Capital Markets, LLC
Regions Securities LLC
Santander US Capital Markets LLC
Scotia Capital (USA) Inc.
SG Americas Securities, LLC
SMBC Nikko Securities America, Inc.
Standard Chartered Bank
TD Securities (USA) LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.
Westpac Capital Markets LLC
Academy Securities, Inc.

C.L. King & Associates, Inc.
Cabrera Capital Markets LLC
CastleOak Securities, L.P.
Drexel Hamilton, LLC
Falcon Square Capital LLC
Great Pacific Securities
Loop Capital Markets LLC
Mischler Financial Group, Inc.
Penserra Securities LLC
R. Seelaus & Co., LLC
Roberts & Ryan Investments, Inc.
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC
Telsey Advisory Group LLC
Tigress Financial Partners, LLC

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.
Settlement Period: The closing will occur on January 23, 2024 which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.
JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.
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